Exhibit 99.1

GERDAU S.A.

CNPJ/MF n.º 33.611.500/0001-19

NIRE: 33300032266

RELEVANT FACT

Gerdau S.A. (“Gerdau”) and Commercial Metals Company (“CMC”) have entered into a definitive agreement to sell certain of Gerdau’s rebar production, fabrication and placing operations in the United States to CMC for US$ 600 million, subject to customary purchase price adjustments. The transaction is subject to regulatory clearances and customary closing conditions and is anticipated to close before calendar year-end of 2018.

The agreement includes Gerdau mills in Jacksonville, Florida; Knoxville, Tennessee; Rancho Cucamonga, California; and Sayreville, New Jersey with a combined capacity of approximately 2.5 million short tons as well as rebar fabrication and placing facilities in the US.

According to André Gerdau Johannpeter, Executive Vice-Chairman of Gerdau, “we are selling the US rebar operations as part of our global transformation, in order to be more profitable in an extremely competitive steel market. This deal represents an important milestone in our strategy to reduce financial leverage and focus on better return opportunities in the markets where we operate.”

“The impending sale will enable us to accelerate growth in attractive segments in North America, one of our core markets. Together with our Special Steel Operations (GSN), we will continue to serve and create value for customers in the construction, industrial equipment, transportation and energy markets”, said Peter Campo, president of Gerdau’s North American long steel division.

Advisors

Goldman Sachs & Co. LLC is serving as the exclusive financial advisor to Gerdau and Simpson Thacher & Bartlett LLP is acting as legal counsel.

Cautionary Statement Relevant to Forward-Looking Information.

This press release includes forward-looking statements regarding future events. These forward-looking statements are based on Gerdau’s current plans and expectations and involve some risks and uncertainties that could cause actual results and events to vary materially from the results and events anticipated or implied by such forward-looking statements.

São Paulo , January 2, 2018.

Harley Lorentz Scardoelli

Executive Vice-President

Investor Relations Officer